UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 09 December 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	9 December 2014
AIB announces filing of Form 15F with the United States Securities and Exchange Commission.

Further to stock exchange announcements of 4, 16 and 26 August 2011 and confirmed by subsequent disclosures in its Annual Financial Reports, Allied Irish Banks, p.l.c. ("AIB") hereby announces that it intends to terminate the registration of its American Depositary Shares ("ADSs") representing Ordinary Shares of EUR 0.0025 each under Section 12(g) of the Securities Exchange Act 1934 (the "Exchange Act"), and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act with the United States Securities and Exchange Commission (the "SEC"). For this purpose, AIB will today (9 December 2014) file a certificate under Form 15F with the SEC. Upon such filing, AIB's reporting obligations with the SEC will immediately be suspended. The termination of AIB's registration and reporting obligations is expected to become effective no later than 90 days after the filing of Form 15F.

-Ends-
For more information please contact:
David O'Callaghan
Company Secretary
AIB Bankcentre
Dublin
Tel: +353-1-6414672
email:david.a.o'callaghan@aib.ie

Important Information & Forward-looking Statement

AIB currently has c.523 billion ordinary shares in issue, of which 99.8% are held by the National Pension Reserve Fund Commission ("NPRFC"), with 500 billion of the ordinary shares issued to the NPRFC in July 2011 at a price of €0.01 per share.

Copies of other relevant market disclosures can be found at the following link:

Investorrelations.aib.ie

This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of AIB Group and certain of the plans and objectives of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are discussed in more detail in AIB's Annual Financial Report 2013 which has been filed on Form 20-F with the US Securities and Exchange Commission. In addition to matters relating to the Group's business, future performance will be impacted by Irish, UK and wider European and global economic and financial market considerations. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 09 December 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.